VALLON PHARMACEUTICALS, INC.
Two Logan Square
100 N. 18th Street, Suite 300
Philadelphia, Pennsylvania 19103
June 6, 2022
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vallon Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-265302) (the “Registration Statement”)
Dear Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, June 8, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.
If you have any questions regarding this request, please contact our outside counsel, Faith Charles of Thompson Hine LLP, at (212) 908-3905 or Naveen Pogula of Thompson Hine LLP, at (404) 541-2913.  Please also call either Faith Charles or Naveen Pogula as soon as the Company’s Registration Statement on Form S-1 has been declared effective.  Thank you for your attention to this matter.

Sincerely,

VALLON PHARMACEUTICALS, INC.

By:	/s/ David Baker
Name:	David Baker
Title:	Chief Executive Officer

cc:	Faith Charles, Thompson Hine LLP
Naveen Pogula, Thompson Hine LLP